Report of Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of ImmunoPrecise Antibodies Ltd. (the "Corporation") held on November 9, 2023, via live webcast (the "Meeting"). Each of the matters is described in greater detail in the Corporation's management information circular dated October 16, 2023 (the "Circular").

(a) The number of directors was set at five. The following are the voting results on this matter:

	FOR	% FOR	AGAINST	% AGAINST
Number of Directors	8,516,846	93.29%	612,909	6.71%

(b) In the Circular, management of the Corporation proposed five nominees for election as directors of the Corporation for the ensuing year or until their successors are duly elected or appointed. All five nominees were elected. The following are the voting results on this matter:

	FOR	% FOR	WITHHELD	% WITHHELD
Jennifer L. Bath	6,985,276	94.46%	409,710	5.54%
Chris Buyse	7,325,144	99.06%	69,842	0.94%
Mitch Levine	7,324,705	99.05%	70,281	0.95%
Barry A. Springer	7,324,876	99.05%	70,110	0.95%
Dirk Witters	7,335,209	99.19%	59,777	0.81%

(c) Grant Thornton LLP was reappointed as the Corporation's auditors and the directors were authorized to fix the remuneration to be paid to the auditors. The following are the voting results on this matter:

	FOR	% FOR	WITHHELD	% WITHHELD
Reappointment of Auditors	8,974,183	98.30%	155,573	1.70%

Dated this 16th day of November 2023.

IMMUNOPRECISE ANTIBODIES LTD.

By:	(signed) Kristin Taylor
Name: Kristin Taylor
Title: Chief Financial Officer